Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 15 DATED FEBRUARY 21, 2019

TO THE PROSPECTUS DATED MARCH 7, 2018

We are providing this Supplement to you in order to supplement our prospectus dated March 7, 2018 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is as follows:

●	to disclose the Company's net asset value for the month ended January 31, 2019;
●	to disclose the adjusted per share public offering price for each class of our shares, effective as of February 28, 2019, the date which is five business days after this supplement is filed with the Securities and Exchange Commission;
●	to disclose information about our distributions;
●	to update to our prospectus summary;
●	to update our business overview; and
●	to update to our management section.

Determination of Net Asset Value for the month ended January 31, 2019

On February 21, 2019, the Company’s board of directors (the “Board”) determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under "Determination of Net Asset Value" in the Prospectus. Class FA shares were offered in a separate private offering and are not being offered in the Company’s current public offering (the “Offering”). The following table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, and Class I shares as of January 31, 2019:

Month Ended January 31, 2019	Class FA	Class A	Class T	Class D	Class I	Total
Net Asset Value	$86,792,679	$6,565,735	$1,163,625	$3,416,633	$7,798,449	$105,737,121
Number of Outstanding Shares	3,266,260	249,399	44,023	131,058	249,930	3,985,670
Net Asset Value, Per Share	$26.57	$26.33	$26.43	$26.07	$26.44

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Public Offering Price Adjustment

On February 21, 2019, the Board also approved the new per share public offering price for each share class in the Offering. The new public offering prices will be effective as of February 28, 2019 and will be used for the Company’s next monthly closing for subscriptions on February 28, 2019. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in the Offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of January 31, 2019. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$28.78	$27.75	$26.07	$26.44
Selling Commissions, Per Share	$1.73	$0.83
Dealer Manager Fees, Per Share	$0.72	$0.49

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

On February 21, 2019, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I
March 28, 2019	April 10, 2019	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167

Prospectus Summary

The following disclosure supersedes and replaces the second paragraph under the section "Prospectus Summary—Q: Who are Levine Leichtman Strategic Capital, LLC and LLCP?" which appears on page 3 of the Prospectus.

The Sub-Manager is an affiliate of LLCP. LLCP is an asset manager that acquires controlling and minority equity positions in middle-market companies located primarily in the United States. From 1994 through December 31, 2018, LLCP and the LLCP Senior Executives have managed approximately $10.2 billion of institutional capital. As of December 31, 2018, LLCP has sponsored and managed twelve private funds, raised a total of approximately $7.9 billion of capital commitments from over 150 institutional and other investors, and invested approximately $4.8 billion in over 78 middle-market companies across various industries, including restaurant franchisors, consumer products and business services, and currently has a team of 54 transactional and supporting professionals. LLCP is managed by six senior executives, Lauren B. Leichtman, Arthur E. Levine, Robert A. Poletti, Stephen J. Hogan, Michael B. Weinberg and Matthew G. Frankel (together, the "LLCP Senior Executives"), an experienced team supported by more than 20 acquisition professionals.

Business

The following disclosure supersedes and replaces the third paragraph under the section "Business—The Manager and the Sub-Manager" which appears on page 66 of the Prospectus.

The Sub-Manager is an affiliate of LLCP. LLCP is an asset manager that has been acquiring controlling and minority equity positions in middle-market businesses for 34 years. From 1984 through 1993, LLCP Founding Principals Arthur E. Levine and Lauren B. Leichtman made seven investments in their individual capacities prior to establishing LLCP. From 1994 through December 31, 2018, LLCP and the LLCP Senior Executives have managed approximately $10.2 billion of institutional capital. As of December 31, 2018, LLCP has sponsored and managed twelve private funds, raised a total of approximately $7.9 billion of capital commitments from over 150 institutional and other investors, and invested approximately $4.8 billion in over 78 middle-market companies across various industries, including restaurant franchisors, consumer products and business services, and currently has a team of 54 transactional and supporting professionals. The Sub-Manager is managed by the LLCP Senior Executives, Lauren B. Leichtman, Arthur E. Levine, Robert A. Poletti, Stephen J. Hogan, Michael B. Weinberg and Matthew G. Frankel.

Business

The following disclosure supersedes and replaces the sixth bullet point under the section "Business— Potential Competitive Strengths" which appears on page 71 of the Prospectus.

●	Experience Acquiring and Managing Middle-Market Companies. Our acquisition activities will be overseen and approved by the Sub-Manager subject to approval by the Manager's management committee that such opportunity meets our investment objectives and final approval of such opportunity by our board of directors. The Sub-Manager's executive team consists of the LLCP Senior Executives: Lauren B. Leichtman, Arthur E. Levine, Robert A. Poletti, Stephen J. Hogan, Michael B. Weinberg and Matthew G. Frankel. These executives bring significant experience acquiring and managing middle-market companies, stability and cohesiveness to our management. The Manager's management committee consists of Chirag J. Bhavsar, Brett A. Schlemovitz and Tammy J. Tipton.

Management

The following disclosure supersedes and replaces the section "Management—Senior Executives of the Sub-Manager" which appears on page 88 of the Prospectus.

The following table sets forth certain information regarding the Senior Executives of the Sub-Manager who provide services to us.

Name	Age	Position at Sub-Manager
Arthur E. Levine	67	President
Lauren B. Leichtman	68	Chief Executive Officer
Robert A. Poletti	56	Senior Executive
Stephen J. Hogan	52	Senior Executive
Michael B. Weinberg	46	Senior Executive
Matthew G. Frankel	39	Senior Executive

Arthur E. Levine is also a director on our board of directors and his biographical information is included in the prospectus under "Management—Directors and Executive Officers."

Lauren B. Leichtman serves as Chief Executive Officer of LLCP, which she co-founded in 1984. Ms. Leichtman has been a private equity investor for 34 years. In addition to planning the strategic direction of LLCP, her activities include primary responsibility for the investment activities of LLCP and institutional fundraising. Ms. Leichtman serves on the Investment Committee of all of LLCP's investment partnerships. Prior to founding LLCP, Ms. Leichtman practiced law for approximately ten years, including three years with the Enforcement Division of the Securities and Exchange Commission. Ms. Leichtman graduated from Southwestern University School of Law and has been a member of the California Bar since 1977. In 1982, Ms. Leichtman received her LLM from Columbia University Law School. Ms. Leichtman has been married to Mr. Levine since 1979.

Robert A. Poletti serves as a Senior Executive of LLCP, which he joined in 1996, and is the head of the Firm's Originations Group. He is responsible for the origination and structuring of investment opportunities and investment due diligence. Mr. Poletti serves on the Investment Committee of all of LLCP's investment partnerships. Prior to joining the Firm, he was a Vice President at Kayne Anderson and was responsible for managing a $200 million subordinated debt and equity portfolio. From 1986 to 1993, he was a Vice President at Citicorp where he originated, structured and syndicated debt financings. Mr. Poletti has an MBA from the University of Santa Clara and a B.S. from the University of Oregon.

Stephen J. Hogan serves as a Senior Executive of LLCP, which he joined in 1996, and is the Chief Financial and Administrative Officer. He is responsible for managing limited partner relationships for all of the funds and overseeing the day-to-day operations of the Firm. Mr. Hogan serves on the Investment Committee of all of LLCP's investment partnerships. Prior to joining the Firm, he was the Chief Financial Officer for a Southern California middle-market company. From 1986 to 1992, he worked for KPMG Peat Marwick where he performed audit and tax work. Mr. Hogan has an MBA and a B.S. from the University of Southern California and is a licensed CPA.

Michael B. Weinberg serves as a Senior Executive of LLCP, which he joined in 2008, and is responsible for the origination and structuring of investment opportunities and investment due diligence. Mr. Weinberg serves on the Investment Committee of all of LLCP's investment partnerships. Prior to joining LLCP, Mr. Weinberg was a Managing Director and founding partner of CastleHill Investment Management and before this was a principal, senior investment professional, and CFO of FriedbergMilstein. Prior to this, Mr. Weinberg held various roles over seven years at BNP Paribas within its leveraged finance and merchant banking divisions. Mr. Weinberg began his career at Ernst & Young LLP. Mr. Weinberg received a B.S. from Binghamton University and an MBA from Columbia Business School.

Matthew G. Frankel serves as a Senior Executive of LLCP, which he joined in 2010, and is involved in all aspects of an investment, including pre-transaction due diligence and structuring, as well as working with the management team to develop and execute on growth strategies once the investment has been made. Mr. Frankel serves on the Investment Committee of all of LLCP's investment partnerships. Prior to joining LLCP, he was a Vice President with American Capital, a publicly-traded leveraged buyout and mezzanine fund. His previous experience includes working as an investment banker for Bear, Stearns & Co. Inc.  Mr. Frankel received a B.S. in Business Administration from the University of Southern California.